CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

(Expressed in Canadian Dollars, unless otherwise stated)
(unaudited)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2008	2007
	(unaudited)
Assets

Current assets
Cash and equivalents	$1,220,566	$7,131,821
Amounts receivable	194,104	167,779
Prepaid expenses	29,769	101,409
	1,444,439	7,401,009

Deferred acquisition costs	1,522,607	368,146
Equipment (note 4)	508,222	105,494
Mineral property interests (note 5)	9,053,431	9,078,714

	$12,528,699	$16,953,363

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$910,866	$475,102
Due to related parties (note 8)	99,072	45,609
Current portion of term loan (note 6)	1,181,499	1,892,197
	2,191,437	2,412,908

Term loan (note 6)	8,722,464	9,806,636
	10,913,901	12,219,544

Shareholders' equity
Share capital	54,948,340	51,855,350
Contributed surplus	17,510,577	13,254,905
Deficit	(70,844,119)	(60,376,436)
	1,614,798	4,733,819

Nature of operations (note 1)
Commitments (note 7(c))
Subsequent events (note 6)
Proposed transaction (note 10 )
	$12,528,699	$16,953,363

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Philip Kotze	/s/ Iemrahn Hassen

Philip Kotze	Iemrahn Hassen
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Expenses
Accounting, audit and legal	$367,015	$47,276	$481,561	$187,518
Accretion on term loan	22,945	25,448	67,330	76,161
Conference and travel	129,246	29,004	370,384	151,280
Consulting	62,490	30,196	191,380	115,630
Exploration (schedule)	29,490	21,620	157,958	103,508
Foreign exchange gain	(278,927)	(192,162)	(891,742)	(519,508)
Gain on disposal of fixed assets	(158)	–	(5,894)	–
Interest expense	495,104	470,628	1,401,597	1,431,166
Interest income	(12,002)	(134,151)	(147,461)	(566,190)
Office and administration	204,459	77,521	668,812	279,958
Salaries and benefits	795,709	487,756	2,500,796	1,450,976
Stock-based compensation - office and administration	78,411	–	5,311,104	1,044
Stock-based compensation - exploration	–	–	–	401
Shareholders communications	62,709	60,299	161,160	192,280
Trust and filing	13,519	31,489	202,698	230,490
Loss before the following	1,970,010	954,924	10,469,683	3,134,714
Future income tax recovery	(1,000)	–	(2,000)	(2,000)
Loss for the period	1,969,010	954,924	10,467,683	3,132,714
Other comprehensive loss	–	–	–	–
Total Comprehensive Loss	$1,969,010	$954,924	$10,467,683	$3,132,714

Basic and diluted loss per share	$0.01	$0.01	$0.06	$0.02

Weighted average number of common shares outstanding	185,978,050	184,770,793	185,485,041	162,740,579

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Nine months ended		Year ended
	September 30, 2008		December 31, 2007
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	185,208,607	$51,855,350	148,220,407	$50,207,363
Share purchase options exercised at $1.40 per share	1,410,000	1,974,000	883,200	1,236,480
Share purchase options exercised at $0.95 per share	–	–	100,000	95,000
Share purchase options exercised at $2.97 per share	21,400	63,558	5,000	14,850
Fair value of stock options allocated to shares issued on exercise	–	1,055,432	–	301,657
Common shares issued	–	–	36,000,000	–
Balance at end of the period	186,640,007	$54,948,340	185,208,607	$51,855,350

Contributed surplus
Balance at beginning of the period		$13,254,905		$4,849,043
Stock-based compensation		5,311,104		8,707,519
Fair value of stock options allocated to shares issued on exercise		(1,055,432)		(301,657)
Balance at end of the period		$17,510,577		$13,254,905

Deficit
Balance at beginning of the period		$(60,376,436)		$(46,080,305)
Loss for the period		(10,467,683)		(14,296,131)
Balance at end of the period		$(70,844,119)		$(60,376,436)

TOTAL SHAREHOLDERS' EQUITY		$1,614,798		$4,733,819

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Operating activities
Loss for the period	$(1,969,010)	$(954,924)	$(10,467,683)	$(3,132,714)
Items not involving cash	–
Amortization included in exploration expenses	14,020	6,044	32,138	15,312
Accretion on term loan	22,945	25,448	67,330	76,161
Future income tax recovery	(1,000)	–	(2,000)	(2,000)
Accrued interest on term loan (note 6)	434,123	439,847	1,233,553	1,292,853
Stock-based compensation	78,411	–	5,311,104	1,445
Gain on disposal of equipment	(158)	–	(5,894)	–
Unrealized foreign exchange gain	(276,131)	(277,299)	(839,381)	(379,299)
Equity loss from interest in Ga-Phasha project (note 5)	35,165	24,664	46,983	61,134
Changes in non-cash operating working capital	–
Amounts receivable	143,526	(565)	(26,325)	2,383
Amounts due to and from related parties	(2,222)	(9,737)	53,463	(17,679)
Prepaid expenses	10,667	(180,801)	71,640	(115,732)
Accounts payable and accrued liabilities	361,458	(4,021)	435,764	(834,692)
Cash and equivalents used by operating activities	(1,148,206)	(931,344)	(4,089,308)	(3,032,828)

Investing activities
Purchase of equipment	(114,131)	(38,231)	(452,804)	(45,651)
Proceeds received on disposal of equipment	108	–	23,832	–
Deferred acquisition costs	(191,658)	–	(1,154,461)	–
Equity investment	53,300	(726,698)	53,300	(751,605)
Cash and equivalents used by investing activities	(252,381)	(764,929)	(1,530,133)	(797,256)

Financing activities
Issuance of common shares	1,470,000	587,300	2,037,558	1,122,600
Payment of term loan interest	–	–	(1,777,979)	–
Cash and equivalents provided by (used by) financing activities	1,470,000	587,300	259,579	1,122,600

Effect of exchange rate changes on cash and equivalents	10,795	(248,229)	(551,393)	(1,304,598)
Decrease in cash and equivalents	80,207	(1,357,202)	(5,911,255)	(4,012,082)
Cash and equivalents, beginning of period	1,140,359	10,120,266	7,131,821	12,775,146
Cash and equivalents, end of period	$1,220,566	$8,763,064	$1,220,566	$8,763,064

Supplementary information
Interest paid	$–	$30,781	$1,777,979	$138,313
Interest received	$(12,002)	$(134,151)	$(147,461)	$(566,190)
Taxes paid	$–	$–	$–	$–

Non-cash operating, financing and investing activities
Fair value of options allocated to shares issued on exercise	$756,000	$123,670	$1,055,432	$245,805

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

Republic of South Africa	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Northern Limb of the Bushveld Complex
Amortization	$14,02	$6,044	$32,138	$15,312
Assays and analysis	–	–	–	200
Engineering	51	–	11,405	19,784
Geological and consulting	248	4,552	56,909	31,113
Graphics	2	50	3,288	2,134
Property fees and assessments (recovery)	(42)	5,351	(10,706)	15,300
Property option payments	47	–	10,453	–
Site activities	7,618	3,679	32,910	9,108
Transportation	5,186	(494)	14,544	2,864
	27,130	19,182	150,941	95,815

Eastern Limb of the Bushveld Complex
Geological and consulting	2,360	2,438	7,017	7,693
	2,360	2,438	7,017	7,693

Exploration expenses before the following	29,490	21,620	157,958	103,508
Stock-based compensation	–	–	–	401
Exploration expenses	29,490	21,620	157,958	103,909
Cumulative expenditures, beginning of period	26,110,531	23,695,603	25,982,063	23,613,314
Cumulative expenditures, end of period	$26,140,021	$23,717,223	$26,140,021	$23,717,223

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex.

Operating results for the three and nine month periods ended September 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company is currently in the process of completing a proposed transaction (note 10), which anticipates debt and equity financing. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. The Company is currently monitoring all expenditures and implementing appropriate cash management strategies to ensure that it has adequate cash resources to fund identified 2008 and early 2009 expenditure requirements. Subsequent to the period end, the Company entered into an agreement with Anglo Platinum whereby additional debt funding will be advanced to the Company (note 6) to fund working capital requirements. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's investment in the Ga-Phasha joint venture is accounted for using the equity method.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company’s 2007 audited annual consolidated financial statements which are filed on

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Newly Adopted Accounting Policies

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity, cash and equivalents and term loan, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements or incur debt financing in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at September 30, 2008 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through to the end of 2008.

There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2008. The Company is not subject to externally imposed capital requirements as at September 30, 2008.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures from that previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, due to/from related parties, and term loan approximate their fair value.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable, and due from related parties. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents, accounts receivable, and due from related parties represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South African incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

The following are the contractual maturities of financial liabilities:

	Carrying	Contractual
September 30, 2008	amount	cash flow	2008	2009	2010

Accounts payable and
accrued liabilities	$910,866	$910,866	$910,866	$–	$–

Amounts due to related
parties	99,072	99,072	99,072	–	–
Term loan payable	9,903,963	13,365,489	892,478	1,673,620	10,799,389

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company’s cash and equivalents, amounts receivable and amounts due from related parties to foreign exchange risk is as follows:

Currency	September 30, 2008	December 31, 2007

South African Rand	$752,933	$6,648,832

Other	28,606	37,435

Total Financial Assets	$781,539	$6,686,267

The exposure of the Company’s accounts payable and accrued liabilities, amounts due to related parties, and term loan to foreign exchange risk is as follows:

Currency	September 30, 2008	December 31, 2007

South African Rand	$10,293,045	$11,816,622

Total Financial Liabilities	$10,293,045	$11,816,622

A 10 percent change of the Canadian dollar against the South African Rand at September 30, 2008 would have changed net loss by $984,729. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company has a financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, loaned an amount of ZAR70 million to Plateau Resources (Proprietary) Limited, a subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa, and is subject to interest rate change risk.

A 10 percent change of the prime rate for the six month period ended September 30, 2008 would have changed net loss by $106,389. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant

Commodity Price Risk

While the value of the Company's resource properties depends on the price of platinum group metals (“PGM”) and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(iii) Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(b)	Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

(ii) Goodwill and Intangibles - Section 3064

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements issued on or after January 1, 2009. Section 3064 is not expected to have a significant impact on the financial statement.

4.	EQUIPMENT

	September 30, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$549,394	$41,172	$508,222	$66,840	$14,575	$52,265
Vehicles	–	–	–	116,368	63,139	53,229
	$549,394	$41,172	$508,222	$183,208	$77,714	$105,494

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	MINERAL PROPERTY INTERESTS

	As at	As at
	September 30, 2008	December 31, 2007
Ga-Phasha Project
Balance, beginning of year	$4,878,714	$4,040,751
Equity loss – exploration expenses	(46,983)	(920,608)
Net investments during the period	(53,300)	1,481,571
Equity gain – future income tax recovery	2,000	139,000
Equity gain – foreign exchange	73,000	138,000
Ga-Phasha Project, end of period	4,853,431	4,878,714
Platreef Properties – acquisition costs	4,200,000	4,200,000
Balance, end of period	$9,053,431	$9,078,714

6.	TERM LOAN

	As at	As at
	September 30, 2008	December 31, 2006
Total term loan	$9,903,963	$11,698,833
Current portion	(1,181,499)	(1,892,197)
Non-current portion	$8,722,464	$9,806,636

In January 2008, the Company made the first interest payment amounting to $1,764,651 in accordance with the terms of the loan agreement. Subsequent interest payments are due and payable in six month intervals thereafter. The interest payment due in June 2008 was deferred to April 2009 as per agreement with Anglo Platinum. No principal payments are required until maturity of the loan on September 30, 2010.

Accrued interest expense on the term loan amounted to $1,233,553 (ZAR 9,461,853) for the period ended September 30, 2008 (2007 – $1,362,538) and has been included in the carrying value of the term loan.

In November 2008, the Company reached an agreement with Anglo Platinum whereby Anglo Platinum will amend the existing term loan facility by advancing an additional amount of ZAR 30 million to Anooraq on the same terms and conditions as the existing loan repayable on implementation and closing of the Lebowa transaction.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2007	$2.43	7,695,000	4.12
Granted	2.86	2,851,000
Exercised	1.42	(1,431,400)
Cancelled	2.97	(13,600)
Balance, September 30, 2008	$2.72	9,101,000	3.98

Options outstanding and exercisable at September 30, 2008 were as follows:

		Number of		Weighted
		options	Number of	average life
Expiry date	Option price	outstanding	options vested	(years)
December 17, 2010	$1.40	1,285,000	1,285,000	2.2
July 1, 2010	$2.97	119,000	119,000	1.8
October 15, 2012	$3.27	376,000	251,000	4.0
October 15, 2012	$2.97	4,470,000	4,278,750	4.0
June 25, 2013	$2.76	916,000	916,000	4.7
June 30, 2013	$2.90	1,935,000	1,935,000	4.7
Total		9,101,000	8,784,750	4.00
Average option price		$2.72	$2.71

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company granted 916,000 shares options at $2.76 per share and 1,935,000 share options at $2.90 per share during the nine months ended September 30, 2008.

The exercise prices of all share purchase options granted during the period were equal to or greater than the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the consolidated statement of operations as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Exploration and engineering	$–	$–	$–	$401
Operations and administration	78,411	–	5,311,104	1,044
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$78,411	$–	$5,311,104	$1,445

The fair value of the options granted during the three and nine month periods ended September 30, 2008 was $5,311,104 (2007 – $Nil). The assumptions used to estimate the fair value of options granted during the period were:

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Risk free interest rate	–	–	3%	–
Weighted average expected life	–	–	5 years	–
Weighted average expected volatility	–	–	73%	–
Expected dividends	nil	nil	nil	nil

(c)	Share purchase warrants

On December 20, 2007, the Company entered into an amending agreement (the “Amending Agreement”) with the Pelawan Trust to amend the exercise procedure of 167,000,000 share purchase warrants held by the Pelawan Trust (the “Warrants”), to allow Pelawan to finance the exercise of the BEE Warrants by way of a bridge loan (the “Bridge Loan Facility”) from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, the PelawanTrust conditionally exercised the Warrants on December 20 2007, by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1.6 billion) into an interest bearing account (the “Deposit Account”) RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions, as follows:

•

the provision of evidence to the satisfaction of RMB that all necessary regulatory approvals and amendments to Pelawan’s constitutional documents, in respect of the subscription of Anooraq shares and the issue thereof pursuant to the Pelawan Trust’s exercise of the BEE Warrants; and the occurrence of the first of any of the following conditions:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

•	Pelawan repaying in full the Bridge Loan Facility in full.

•

Pelawan placing a new cash deposit (in ZAR) in an amount equal to the funds to be released from the Deposit Account, and Pelawan granting to RMB its rights, title and interest in the cash deposit as security for the Bridge Loan Facility;

•

Pelawan securing an on demand guarantee for an amount equal to the funds to be released from the Deposit Account. The guarantee will be in favour of RMB guaranteeing the performance of Pelawan’s obligations under the Bridge Loan Facility and should be provided by a counterparty acceptable to RMB and approved by the Company; or

•

Anooraq shares are encumbered in favour of RMB. The ratio of the value of the shares to be encumbered to RMB, to the amount requested to be released from the Deposit Account will be determined by RMB. The share value is determined based on the share price of Anooraq on the TSX Venture Exchange on a 5 day volume weighted average traded price, commencing 5 days prior to the date upon which value is determined, converted from Canadian Dollars to ZAR at the foreign exchange closing rate on the last day of the 5 day period, and;

The common shares underlying the Warrants have been reserved for issue to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release. Should the release conditions not be satisfied and there is no close, the Warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants nor will the interest earned from the Deposit Account and the BEE Warrants continue to exist until expiry in accordance with the terms of the Settlement Agreement.

The Anooraq share price has recently declined to below the Warrant exercise price of $1.35, thus Anooraq cannot be assured that the release conditions will be unconditionally satisfied on or before December 31, 2008.

8.	RELATED PARTY TRANSACTIONS AND BALANCES

		Three months		Nine months
	Note	ended September 30		ended September 30
Services rendered by	ref	2008	2007	2008	2007
Hunter Dickinson Services Inc.	(a)	$304,824	$130,574	$955,152	$457,785
CEC Engineering Ltd.	(b)	4,928	–	4,928	25,111

		As at	As at
		September 30	December 31
Related party balances payable		2008	2007
Hunter Dickinson Services Inc.	(a)	$99,072	$44,042
CEC Engineering Ltd.	(b)	–	1,567
Payable to related parties		$99,072	$45,609

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

During the period ended September 30, 2008, the Company paid or accrued $4,928 (2007 – $25,111) to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates

9.	SEGMENTED INFORMATION

As at and for the three
months ended
September 30, 2008	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$29,490	$29,490
Loss for the period	(759,248)	(455)	(1,209,307)	(1,969,010)
Total assets	1,824,597	28,199.	10,675,903	12,528,699
Equipment	–	–	100,161	100,161

As at and for the nine
months ended
September 30, 2008	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$157,958	$157,958
Loss for the period	(7,056,236)	1,596	(3,413,042)	(10,467,683)
Total assets	1,824,597	28,199.	10,675,903	12,528,699
Equipment	–	–	508,222	508,222

As at and for the nine
months ended
September 30, 2007	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$103,508	$103,508
Loss for the period	(1,068,770)	(4,626)	(2,059,318)	(3,132,714)
Total assets	1,133,407	26,816.	17,,317,603	18,477,826
Equipment	–	–	103,654	103,654

10.	PROPOSED TRANSACTION

Acquisition of Lebowa Platinum Mines (Limited)

In April 2008, Anooraq announced that it had entered into definitive agreements with Anglo Platinum Limited and Rustenburg Platinum Mines Limited pursuant to which Anooraq agreed to purchase an effective 51% of Lebowa Platinum Mines Limited (“Lebowa”) together with an effective 1% controlling interest in certain other assets located in South Africa (the “Acquisition”) for an aggregate cash consideration of ZAR3.6 billion financed through a combination of debt and equity. The payment of the exercise price pursuant to the conditional exercise of the Warrants by the Pelawan Trust in December 2007, in an aggregate amount of $225 million plus interest thereon, would provide a portion of the funds required by Anooraq for this purpose. In May 2008, the Company announced that it had executed a binding, credit approved term sheet with Standard Chartered Bank (“Standard Chartered”) to provide the Company with sole underwritten debt finance of up to ZAR1.7 billion to provide the additional funding required to complete the Acquisition.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the Nine months ended September 30, 2008
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at September 30, 2008, one Canadian dollar was equivalent to ZAR7.85.

Closing of the Acquisition is conditional upon satisfaction (or waiver) of various conditions, including:

•	Completion by all parties of their respective due diligence reviews and satisfaction with the results thereof;
•	Completion of certain internal restructuring transactions;
•	Canadian and South African regulatory approvals;
•	Stock exchange approvals;
•	Closing of debt and equity financing of the transaction;
•	Shareholder approvals.

Anooraq also announced that it intended to fund the purchase price under the Acquisition with a combination of long term debt, proceeds from the unconditional exercise of the Warrants and, to the extent required, the issuance of new shares. In addition, Anglo Platinum would provide an interest bearing standby loan facility which would enable Anooraq to utilize up to 80% of all cash flows generated from the Lebowa operations in meeting debt obligations. This facility would only be required to support payment by Anooraq of external acquisition senior debt finance for purposes of the Lebowa transaction. The parties also announced that they had agreed to various financing arrangements between them to implement the Anglo Platinum approved long term growth plan at Lebowa, as follows:

•	Anglo Platinum would incur for its own account the first ZAR200 million required for development of the Middlepunt Hill UG2 decline expansion project;

•

Anglo Platinum would provide Lebowa with a project finance facility of ZAR1.6 billion, representing the balance of the capital budget estimate for implementation of the Middlepunt Hill UG2 decline expansion project ("The MPH Facility"). The MPH Facility has an 8 year term, with a capital repayment holiday of one year, will bear interest at a preferential interest rate and is subordinated in priority of repayment against certain other funding instruments within the Lebowa group.

On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects, including the Middelpunt Hill UG2 expansion project at Lebowa (“MPH project”), in light of current metal price levels and uncertainty in global markets. Anooraq is participating in the review of the MPH project costing and scheduling. Furthermore, Anglo Platinum and Anooraq have agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa. As a result of these developments the transaction is expected to be concluded early in 2009.